INVICTUS MD STRATEGIES CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for the Annual General Meeting of the

Shareholders of

INVICTUS MD STRATEGIES CORP.

Dated as of May 23, 2017

INVICTUS MD STRATEGIES CORP.
3123 - 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
Tel: (604) 609-6138

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Invictus MD Strategies Corp. (the "Company" or "Invictus") will be held at 5025 2nd Avenue, Edson, Alberta, T7E 1L6, on Monday, June 26, 2017, at 10:30 a.m. (Mountain Time), for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ended January 31, 2017 together with the auditor's report thereon;

2.	To fix the number of directors for the ensuing year at six (6);

3.	To elect directors for the ensuing year;

4.	To appoint Manning Elliott LLP, Chartered Accountants, as the Company’s auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5.	To consider and if thought fit, pass an ordinary resolution approving the implementation by the Company of a new 10% "rolling" stock option plan; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the "Circular") accompanying this notice. The audited consolidated financial statements and related MD&A for the Company for the financial year ended January 31, 2017 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The board of directors of the Company (the "Board") has by resolution fixed the close of business on May 23, 2017 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:30 a.m. (Mountain time) on June 22nd, 2017, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 23rd day of May, 2017.

BY ORDER OF THE BOARD

"Dan Kriznic"
Dan Kriznic, Executive Chairman and Director

INVICTUS MD STRATEGIES CORP.
3123 - 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
Tel: (604) 609-6138

INFORMATION CIRCULAR
(As at May 23, 2017, except as otherwise indicated)

Invictus MD Strategies Corp. (the "Company") is providing this Information Circular (the "Circular") and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of shareholders of the Company (the "Shareholders") to be held at 5025 2nd Avenue, Edson, Alberta, T7E 1L6 at 10:30 a.m. (Mountain Time) on June 26, 2017 and at any adjournment(s). The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in Canadian Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company ("Shares") represented by a properly executed proxy will be voted for or against or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment(s) thereof, unless the chairman of the Meeting elects to exercise his or her discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of Shares of the Company whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders ("Non-Registered Shareholders") because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. The Company’s Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of their Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting but rather has distributed copies of the Meeting materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Company has distributed copies of the Meeting materials to the clearing agencies and Intermediaries for distribution to OBOs. The Company intends to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert their own name or such other person’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

The Company is not sending the Meeting materials to Shareholders using “notice-and-access” as defined under NI 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Shareholder, their attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 60,428,406 shares are issued and outstanding. Persons who are registered shareholders at the close of business on the record date, May 23, 2017, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of voting shares.

Under the Company's articles, the quorum for the transaction of business at the Meeting consists of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person(s) that as of the date of this Information Circular beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights of the Company were:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Trevor Dixon	10,000,000	16.55%
Brenda Dixon	10,000,000	16.55%

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended January 31, 2017 and the auditor’s report thereon will be placed before the Meeting.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company has an Audit Committee. Members of the committee is as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (3)
Dan Kriznic (1) Vancouver, British Columbia Canada Executive Chairman and Director	Executive Chairman and Director of the Company; CFO of an investment company.	Director since December 19, 2014	2,308,204(2)
Trevor Dixon Kelowna, British Columbia Canada CEO and Director	President and CEO of the Company. Entrepreneur and business consultant since 2008.	Director since April 25, 2017	10,000,000
George Kveton Nyon, Switzerland Director	Investor and Non-Executive Director of several companies International Executive and investment professional with a broad experience in operations and corporate development Vice President Corporate Development - JT International (an international tobacco company) (June 2008 to March 2015)	Director since Mar 21, 2017	59,133
Aaron Bowden(1) Calgary, Alberta, Canada Director	Chartered Professional Accountant, Manager of Taxation of a Canadian public company with $4 billion in sales.	Director since August 19, 2016	30,000
Josef Hocher Calgary Alberta, Canada Nominee	Lawyer. Mr. Hocher is a partner
in Cassels Brock’s Business
Law Group in Calgary. He draws
on over 20 years of legal and
business expertise and
represents Canadian, US and
international clients in complex,
strategic and business critical
transactions and corporate
	governance matters.	n/a	Nil
Paul Sparkes Toronto, Ontario Canada Nominee	Corporate director and Managing Partner, Wade & Company, a family office partnership, a private equity and venture capital firm.	n/a	Nil

(1)	Member of the Audit Committee.

(2)

Of these shares, 967,205 shares are held indirectly in the name of Stanislav Kriznic Family Trust; 1,277,400 shares are held indirectly in the name of 0896323 BC Ltd.; and 16,666 shares are held indirectly in the name of Slocan Strategies Inc.

(3)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 23, 2017, based upon information furnished to the Company by individual Directors.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No proposed director is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including the Company) that, (a) while that person was acting in that capacity, was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

In addition, no proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of an issuer (including the Company) that: (a) was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or (b) was a director or officer of a corporation (including the Company) that, while that person was acting in that capacity or within a year of the person ceasing to act as a director or officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, no proposed director or any personal holding companies of a proposed director of the Company have been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director of the Company.

The following Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Paul Sparkes	Antler Gold Inc. Bluedrop Performance Learning Inc.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of the Company’s compensation program is to compensate the executive officers for their services to the Company at a level that is both in line with the Company’s fiscal resources and competitive with companies at a similar stage of development.

The Board has implemented three levels of compensation to align the interests of the executive officers with those of the shareholders. First, executive officers may be paid a monthly consulting fee or salary. Second, the Board may award executive officers long term incentives in the form of stock options. Finally, the Board may award cash or stock bonuses for achieving budgeted revenue and EBITDA targets as approved by the Board. The Company provides medical, dental, and other benefits to the executive officers.

Pursuant to Dan Kriznic's consulting agreement with the Company dated April 1, 2017, Mr. Kriznic is eligible to receive an incentive fee with the approval of the Board in such an amount as is determined in the Board’s discretion. Mr. Kriznic will also be entitled to receive certain one-time fees if the Company reaches the following market capitalization milestones:

•	$300,000 if the Company’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;

•	$300,000 if the Company’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;

•	$400,000 if the Company’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;

•	$500,000 if the Company’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;

•	$600,000 if the Company’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and

•	$700,000 if the Company’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

Pursuant to Trevor Dixon’s employment agreement dated April 21, 2017, Mr. Dixon will be entitled to receive certain one-time fees if the Company reaches the following market capitalization milestones:

•	$200,000 if the Company’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;

•	$200,000 if the Company’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;

•	$300,000 if the Company’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;

•	$400,000 if the Company’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;

•	$500,000 if the Company’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and

•	$600,000 if the Company’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

The Company must have a minimum of $5 million in its bank account before any one-time fees are paid to Mr. Dixon.

The Company compensates its executive officers based on their skill and experience levels and the existing stage of development of the Company. Executive officers are rewarded on the basis of the skill and level of responsibility involved in their position, the individual’s experience and qualifications, the Company’s resources, industry practice, and regulatory guidelines regarding executive compensation levels.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

Compensation Risk Management

The Board has reviewed the risks, if any, associated with the Company’s current compensation policies and practices.

The Board relies on the general knowledge and experience of the directors to identify and mitigate any compensation policies and practices that could encourage inappropriate or excessive risks taking.

The Board has not identified any specific risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has not adopted a policy forbidding directors or executive officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company’s securities granted as compensation or held, directly or indirectly, by directors or executive officers. The Company is not, however, aware of any directors or executive officers having entered into this type of transaction.

Option-Based Awards

The Company’s stock option plan (the "Plan") has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the "TSXV") and closely align the interests of the executive officers with the interests of shareholders.

The directors and officers of the Company from time to time may be granted incentive stock options in accordance with the policies of the TSXV and pursuant to the Plan. See discussion of the Plan under “Discussion of Incentive Plan Awards” below.

Compensation Governance

In light of the Company’s size and limited elements of executive compensation, the Board of Directors does not have a compensation committee and does not deem it necessary to consider at this time the implications of the risks associated with the Company’s compensation policies and practices. Also, there are no risks which have been identified in the Company’s practices to date which would reasonably be likely to have a material adverse effect on the Company. In addition, the CEO and the Board from time to time determine the stock option grants to be made pursuant to the Plan. The Board awards bonuses at its sole discretion and does not have pre-existing performance criteria or objectives.

Compensation of Executive Officers

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6")) sets forth all compensation for services in all capacities to the Company for the Company’s completed financial years since January 31, 2015 in respect of the Named Executive Officers (as defined below):

(a)	each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year;

(b)

each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(c)

any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year,

(collectively, the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(5) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Dan Kriznic(1) CEO, CFO, Executive Chairman	2017 2016 2015	300,000 129,000 8,000	Nil Nil Nil	616,750 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000(2) 115,000(2) Nil	1,416,750 244,000 8,000
Kelsey Chin(4) Former CFO, Corporate Secretary and Chief Ethics Officer	2017 2016 2015	83,200 77,000 5,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $40,000(2)	83,200 117,000 5,000

(1)

Dan Kriznic was appointed as the CEO on December 19, 2014, CFO on September 8, 2016 and Executive Chairman on January 20, 2015. Dan Kriznic resigned as CEO on April 25, 2017 and resigned as CFO on March 28, 2017.

(2)	These amounts are paid as cash bonuses and are based on the evaluation of performance for each applicable year.
(3)	Trevor Dixon was appointed CEO on April 25, 2017.
(4)	Mrs. Chin resigned as CFO, Corporate Secretary and Chief Ethics Officer of the Company on August 25, 2016.
(5)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each 2017 financial year calculation: (i) risk free interest rate of 2%, (ii) expected dividend yield of nil, (iii) expected stock price volatility of 104% and (iv) expected life of options of 5 years. The Company chose this methodology to record stock-based compensation at its fair value over the vesting period as compensation expense.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth all awards outstanding at the end of the year ended January 31, 2017:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money (1) Options ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested ($)
Dan(2) Kriznic CEO, CFO Executive Chairman	150,000 400,000	$0.92 $1.38	27-Oct-21 1-Dec-21	$78,000 $24,000	Nil Nil	Nil Nil

(1)

Calculated using the closing price of the Shares on the TSXV on January 31, 2017 (which was the last day of trading for the financial year ended January 31, 2017) of $1.44 and subtracting the exercise price of the in-the- money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2)

Dan Kriznic was appointed as the CEO on December 19, 2014, CFO on September 8, 2016 and Executive Chairman on January 20, 2015. Dan Kriznic resigned as CEO on April 25, 2017 and resigned as CFO on March 28, 2017.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the year ended January 31, 2017.

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Dan Kriznic CEO, CFO, Executive Chairman(2)	Nil	Nil	Nil

(1)

This amount is the dollar value that would have been realized if the options had been exercised on the vesting date computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Dan Kriznic was appointed as the CEO on December 19, 2014, CFO on September 8, 2016 and Executive Chairman on January 20, 2015. Dan Kriznic resigned as CEO on April 25, 2017 and resigned as CFO on March 28, 2017.

The Company does not have any incentive plans in place other than the award of options disclosed above.

Discussion of Incentive Plan Awards

Additional factors necessary to understand the information disclosed above include the terms of the Company’s Plan. Please see disclosure under heading, “Particulars of Other Matters to be Acted Upon – Adoption of New 10% "Rolling" Stock Option Plan”.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

Other than as described below, the Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company entered into contracts with certain NEOs that provide for payments to those NEOs at or following or in connection with any termination (whether voluntary, involuntary or constructive) or change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control of the Company or change in an NEO’s responsibilities, as follows:

Agreement with Dan Kriznic

If the Company terminates Dan Kriznic’s engagement for cause or if Dan Kriznic voluntarily terminates his engagement with the Company, the Company shall pay Dan Kriznic his salary as accrued until the date of termination and any reimbursable expenses incurred up to the date of termination.

If the Company terminates Dan Kriznic’s engagement without cause, the Company’s obligation to compensate Dan Kriznic shall in all respects cease, except that within 30 days after the date of termination the Company shall pay Dan Kriznic a termination fee equal to 24 months' base salary plus any accrued payment obligations

If Dan Kriznic’s engagement is terminated as a result of a change of control or is deemed to be terminated as a result of a change of control, the Company’s obligation to compensate Dan Kriznic shall in all respects cease, except that within 30 days after the date of termination the Company shall pay Dan Kriznic any accrued payment obligations together with a termination fee equal to 24 months' base salary plus an amount that is the equivalent of all cash bonuses paid by the Company to Dan Kriznic in the 24 months prior to the change of control.

Agreement with Trevor Dixon

If the Company terminates Trevor Dixon’s engagement for cause or if Trevor Dixon voluntarily terminates his engagement with the Company, the Company shall pay Trevor Dixon his salary as accrued until the date of termination, any reimbursable expenses incurred up to the date of termination, vacation pay and all bonuses awarded or to be awarded in accordance with the agreement.

If the Company terminates Trevor Dixon’s engagement without cause or is terminated as a result of a change of control, the Company shall pay Trevor Dixon a termination fee equal to 24 months' base salary, any accrued payment obligations, vacation pay and all bonuses awarded or to be awarded in accordance with the agreement.

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation provided to the non-executive directors, other than NEOs, for the year ended January 31, 2017.

Director Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non- Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Aaron Bowden	Nil	Nil	102,308	Nil	Nil	Nil	Nil
Colin Kinsley	Nil	Nil	102,308	Nil	Nil	Nil	Nil
Michael Blady(2)	Nil	Nil	173,631	Nil	Nil	52,500(3)	226,131
Byron Sheppard(4)	Nil	Nil	173,631	Nil	Nil	4,443(5)	178,074

(1)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following weighted average assumptions and estimates for each 2017 financial year calculation: (i) risk free interest rate of 2%, (ii) expected dividend yield of nil, (iii) expected stock price volatility of 104% and (iv) expected life of options of 5 years. The Company chose this methodology to record share -based compensation at its fair value over the vesting period as compensation expense.

(2)	Resigned as Director May 12, 2017.

(3)	Consulting Fees paid to Tank Enterprises Ltd; a company owned and controlled by Mr. Michael Blady.

(4)	Byron Sheppard resigned as Director on February 16, 2017.

(5)	Consulting Fees paid to SL 152 Ventures Ltd; a company owned and controlled by Mr. Byron Sheppard.

Discussion of Director Compensation Table

The Company has not defined financial entitlements for directors. Directors of the Company are, however, eligible to participate in the Plan.

Incentive Option-Based Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding for the year ended January 31, 2017.

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money (1) Options ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested ($)
Aaron Bowden	50,000 50,000	$0.92 $1.38	27-Oct-21 1-Dec-21	$26,000 $3,000	Nil	Nil
Colin Kinsley	50,000 50,000	$0.92 $1.38	27-Oct-21 1-Dec-21	$26,000 $3,000	Nil	Nil
Michael Blady	100,000 75,000	$0.92 $1.38	27-Oct-21 1-Dec-21	$52,000 $4,500	Nil	Nil
Byron Sheppard	100,000 75,000	$0.92 $1.38	27-Oct-21 1-Dec-21	$26,000 $3,000	Nil	Nil

(1)

Calculated using the closing price of the Company’s Shares on the TSXV on January 31, 2017 (which was the last trading day of the financial year ended January 31, 2017) of $1.44 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year ended January 31, 2017 of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Aaron Bowden	NIL	N/A	N/A
Colin Kinsley	NIL	N/A	N/A

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Michael Blady	NIL	N/A	N/A
Byron Sheppard	NIL	N/A	N/A

(1)

This amount is the dollar value that would have been realized if the options held by such individual had been exercised on the vesting date(s) computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option -based award on the vesting date

Discussion of Incentive Plan Awards for Directors

Additional factors necessary to understand the information disclosed above include the terms of the Plan. See “Statement of Executive Compensation — Discussion of Incentive Plan Awards”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Company are authorized for issuance as of January 31, 2017.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	n/a	n/a
Equity compensation plans not approved by securityholders	2,365,000	1.24	1,810,940
Total	2,365,000	1.24	1,810,940

(1)	Represents the number of Shares available for issuance upon exercise of outstanding stock options as at January 31, 2017.

See “Particulars of Other Matters to be Acted Upon – Adoption of New 10% "Rolling" Stock Option Plan” for further details concerning the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or, which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries; or

(iii)	is indebted in relation to a securities purchase program or any other related program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in the resolution regarding the annual approval of the Company’s Stock Option Plan, as such persons are eligible to participate in such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Manning Elliott LLP, Chartered Accountants, of 11th Floor - 1050 Pender Street, Vancouver, British Columbia are the auditors of the Company. Manning Elliott LLP were first appointed as auditors on December 19, 2014. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Manning Elliott LLP as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee (the “Committee”) and its relationship with its independent auditor, as set forth in the following:

The Audit Committees’ Charter

The Company has adopted a Charter of the Audit Committee of the board of directors (the "Board"), a copy of which is attached as Appendix “A”.

Composition of the Audit Committee

The following are the current members of the Committee:

Dan Kriznic	Not Independent[1]	Financially literate[1]

Colin Kinsley	Independent[1]	Financially literate[1]

Aaron Bowden	Independent[1]	Financially literate[1]

1As defined by NI 52-110.

The members of the Committee are appointed by the Board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full Board of Directors, the members of the Committee designate a chair by a majority vote of the full Committee membership. At the Company’s first Board meeting following the Meeting, the Company intends to appoint Dan Kriznic, Aaron Bowden, and George Kveton to the Committee for the ensuing year.

Relevant Education and Experience

Dan Kriznic – Mr. Dan Kriznic, CPA, CA was previously the Chief Financial Officer of a privately held investment company that holds various investments in education, commercial real estate, senior care homes and public storage. Prior to this, Mr. Kriznic was a Senior Manager at Deloitte & Touche LLP where he served in leadership roles in its Assurance and Advisory group advising public and privately held companies for a period of 10 years. In 2003 he was admitted as a member of the Institute of Chartered Accountants of British Columbia.

Colin Kinsley – Mr. Colin Kinsley served four terms as the mayor of Prince George, British Columbia and is currently a consultant in inter-governmental and community relations. Mr. Kinsley was formerly a member and Chair of the Audit Committee with the Board of Governors of the University of Northern British Columbia and has also held numerous positions in government, including: Counselor/Alderman, City of Prince George; President, Northern Medical Program Trust and Chair of the Medical Program Action Committee; Board Chair and Director, Regional District of Fraser Fort George; Vice Chair and Trustee, Municipal Finance Authority of BC; Director and BC Transit Board Director, Federation of Canadian Municipalities; and Commissioner of the BC Utilities Commission.

Aaron Bowden – Mr. Aaron Bowden, CPA, CA, specializes in taxation and has a Bachelor of Technology in Information Technology degree from Kwantlen Polytechnic University. He currently manages all areas of taxation for a large Canadian public company with over 12,000 employees and $4 billion in sales. Prior to this Mr. Bowden worked at one of the ‘Big 4’ accounting firms advising clients on assurance and tax matters and has been involved in various forms of financing, mergers, acquisitions, and divestitures.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors" of the Audit Committee Charter for the Company.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors, Manning Elliott LLP, in each of the last two (2) fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2017	$80,000	Nil	Nil	$7,200
January 31, 2016	$120,000	Nil	Nil	Nil

(1)

Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In certain cases these amounts are estimates of what is expected to be billed.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As at the date of this Information Circular, the Company's Board consists of five directors, Three of whom the Company believes to be independent based upon the tests for independence set forth in NI 52-110. Aaron Bowden, George Kveton and Colin Kinsley are independent. Dan Kriznic is not considered to be independent as he is the Executive Chairman and Trevor Dixon is not considered to be independent as he is the CEO.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, orientation of new members of the Board is conducted by informal meetings with members of the Board, briefings by management, and the provision of copies of or access to the Company’s documents.

The Company has not adopted formal policies respecting continuing education for Board members. Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations.Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a formal code of business conduct and ethics (the "Code") which all directors, officers, and employees shall abide by and be required to sign a certificate of compliance annually. A copy of the Code is posted on the Company's website at www.invictus-md.com. The Board is committed to the highest standards of legal and ethical business conduct and is confident that the adoption of the Code will serve as a reminder as to the high standards of business conduct that is required for all directors, officers, and employees of the Company.

Whistleblower Policy

The Company has adopted a written Whistleblower Policy for the Company’s officers, directors and employees to ensure that a confidential and anonymous process exists whereby persons can report any accounting concerns, violations of law and general violations relating to the Company. The Whistleblower Policy is administered by the Committee, a copy of which is posted on the Company's website at www.invictus-md.com.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the industry are consulted for possible candidates.

Compensation

For information regarding the steps taken to determine compensation for the directors and the CEO, see "Statement of Executive Compensation – Compensation Governance" in this Information Circular.

Assessments

The Board, the Committee and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Board believes that such assessments are more appropriate for companies of a larger size and complexity which may have significantly larger boards of directors. Where appropriate, the chair of the Board meets with individual directors to discuss their contribution and that of the other directors. Arising from such meetings, if appropriate, the Board considers procedural and substantive changes to increase the effectiveness of the Board, its committees and members.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of New 10% "Rolling" Stock Option Plan

Current Stock Option Plan

The Company’s current stock option plan (the "Fixed Plan") authorizes the Company to grant stock options to the Company's directors, officers, employees and consultants in accordance with the provisions of such Fixed Plan and the policies of the TSXV. The maximum number of shares which may be reserved for issuance pursuant to options granted under the Fixed Plan is 7,612,731. As of the date hereof, the Company has outstanding stock options for an aggregate of 5,415,000 shares under the Fixed Plan, which represents approximately 9% of the Company’s current issued and outstanding shares. There are2,197,731 shares reserved and available for future issuance under options which may be granted under the Fixed Plan.

New 10% Rolling Stock Option Plan

In view of the increases to the number of issued and outstanding common shares expected in the near future, the Board of Directors has determined that it is in the best interests of the Company to forego a "fixed" number stock option plan in favour of a "rolling" stock option plan. As such, the Board of Directors intends to replace the Fixed Plan with a new stock option plan (the "New Plan"), subject to acceptance by the TSXV and the shareholders of the Company, pursuant to which the maximum number of common shares that may be reserved for issuance under outstanding stock options will be 10% of the Company's issued and outstanding common shares as constituted on the date of any grant of options under the New Plan.

The purpose of the New Plan, as with the Fixed Plan, is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders.

Under the New Plan, options will be exercisable over periods of up to 10 years as determined by the Board of Directors and are required to have an exercise price no less than the closing market price of the Company's shares on the trading day immediately preceding the day on which the Company announces the grant of options (or, if the grant is not announced, the closing market price prevailing on the day that the option is granted), less the applicable discount, if any, permitted by the policies of the TSXV and approved by the Board of Directors. Pursuant to the New Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the New Plan will be 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed (without shareholder approval) 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The New Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion, subject to the TSXV's minimum vesting requirements, if any.

The New Plan provides that if a change of control (as defined in the New Plan) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board of Directors may also accelerate the expiry date of outstanding stock options in connection with a take-over bid.

The New Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company's shareholders, or the exchange with the Company's shareholders, of securities of the Company or securities of another company.

The New Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Company other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Company; however, the Board of Directors may extend this expiry date within a reasonable period in accordance with the policies of the TSXV.

The New Plan contains a provision that if pursuant to the operation of an adjustment provision of the New Plan, an optionee receives options (the "New Options") to purchase securities of another company (the "New Company") in respect of the optionee's options under the New Plan (the "Subject Options"), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the New Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the "Termination Provisions"); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company's stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

All options governed by the Fixed Plan that are outstanding as of the date of implementation of the New Plan (the "Existing Options") will count against the number of shares reserved for issuance under the New Plan as long as such options remain outstanding. Upon implementation of the New Plan, all Existing Options will forthwith be governed by the New Plan; however, any vesting schedule imposed by the Fixed Plan in respect of the Existing Options will remain in full force and effect.

In accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the board of directors. In order to ensure that holders of outstanding stock options are not prejudiced by the imposition of such black-out periods, the New Plan contains a provision to the effect that any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

The full text of the New Plan will be available for review at the Meeting. Pursuant to the policies of the TSXV, the New Plan is required to be approved by an ordinary resolution of the shareholders entitled to vote in person or by proxy at the Meeting.

At the Meeting, shareholders will be asked to pass a resolution substantially in the following form:

"BE IT RESOLVED, as an ordinary resolution, that the New Plan (as defined and described in the Company's Information Circular dated May 23, 2017) pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, be and is hereby authorized, confirmed and approved."

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

If the requisite shareholder approval of the New Plan is not obtained at the Meeting, the New Plan will not be implemented and the Fixed Plan will remain in effect.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 628-1162 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

DATED at Vancouver, British Columbia this 23rd day of May, 2017.

APPROVED BY THE BOARD OF DIRECTORS

"Dan Kriznic"
Dan Kriznic, Executive Chairman and Director

APPENDIX “A”
AUDIT COMMITTEE’S CHARTER

The following is the text of the Audit Committee Charter of the Company:

Mandate

The primary function of the Audit Committee is to assist the Company’s board of directors (the “Board of Directors”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting, and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition and Membership

Number and Independence

The Audit Committee shall be comprised of not fewer than three directors of the Company.

The majority of the Audit Committee’s members must be “independent” in accordance with applicable regulatory and stock exchange requirements and shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. Each member of the Committee will determine, no less frequently than annually, based on all relevant facts and circumstances, whether such member satisfies the criteria for independence.

Selection and Removal

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting of the Company, and serve at the pleasure of the Board of Directors. Members of the Audit Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board of Directors or the Audit Committee. The Board of Directors may remove members of the Audit Committee at any time with or without cause.

Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Compensation

The compensation of the members of the Audit Committee shall be as determined by the Board of Directors.

Financial Literacy

Members of the Audit Committee shall be financially literate or shall become financially literate at his or her earliest opportunity following his or her appointment. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2

The Company will strive to include a financial expert on the Audit Committee. An Audit Committee financial expert means a person having: (i) an understanding of financial statements and accounting principles; (ii) the ability to assess the general application of such accounting principles in connection with the Company’s business and operations; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a similar breadth and level of complexity as the Company’s financial statements; (iv) an understanding of internal controls; and (v) an understanding of an Audit Committee’s functions.

Meetings, Procedures and Administration

Meetings and Quorum

The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than four times annually. As part of its job to foster open communication, the Audit Committee will meet quarterly with the Chief Financial Officer and at least annually with the external auditors in separate sessions.

The Audit Committee shall keep minutes of its meetings and any other records as it deems appropriate. A quorum for meetings shall be a majority of the members of the Committee.

Subcommittees

The Audit Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

Reports to the Board of Directors

The Audit Committee shall report (orally or otherwise) regularly to the Board of Directors following meetings of the Audit Committee with respect to such matters as are relevant to the Audit Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board of Directors.

Review of Charter

The Audit Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Independent Advisors

The Audit Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay appropriate compensation to advisors engaged by the Audit Committee.

Investigations

The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Audit Committee and to access all Company records.

3

Annual Self-Evaluation

The Audit Committee shall evaluate its own performance at least annually.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who are accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement from the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At least annually, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.

4

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related Party Transactions

The Audit Committee shall review for fairness the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board of Directors whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

As used herein the term “related party” means any officer or director of the Company or any subsidiary, any company controlled by any such officer or director, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

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Additional Powers and Responsibilities

The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

EFFECTIVE DATE

This Mandate was implemented by the Board on January 5, 2015.